 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 001-13695

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
5790 Widewaters Parkway
DeWitt, New York 13214

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, New York 13214

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan

Community Bank, N. A., Trustee

Dated: June 25, 2009
/s/ Scott Kingsley
Scott Kingsley
Executive Vice President and Chief
Financial Officer

COMMUNITY BANK SYSTEM, INC.
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE
*     *     *
DECEMBER 31, 2008 AND 2007

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Financial Statements and Supplemental Schedule
December 31, 2008 and 2007

Page(s)

Report of Independent Registered Public Accounting Firm..........................................................................................................	1

Financial Statements:

Statements of Net Assets Available for Benefits...........................................................................................................................	2

Statements of Changes in Net Assets Available for Benefits......................................................................................................	3

Notes to Financial Statements...........................................................................................................................................................	4-10

Supplemental Schedule:

Schedule of Assets (Held at End of Year) (Schedule H, Part IV, Item (i))...................................................................................	11

Note:
 All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

June 25, 2009

To the Participants and Administrators of
Community Bank System, Inc. 401(k) Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Community Bank System, Inc. 401(k) Employee Stock Ownership Plan (“the Plan”) as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles (United States).

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Dannible & McKee, LLP

Dannible & McKee, LLP
Syracuse, New York

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets
Investments, at fair value (Notes B and C):
Mutual funds	$ 25,164,399	$ 36,835,176
Collective investment funds	997,484	-
Community Bank System, Inc. common stock	18,359,556	15,992,529
Collective trust fund	15,518,312	14,458,238
Participant loans	2,327,898	2,166,994
Self-directed brokerage	574,529	705,308
Money market fund	722,577	406,447
Total investments	63,664,755	70,564,692

Contributions receivable – employer	889,635	769,806

Payable to plan sponsor	6,677	-

Net assets available for benefits at fair value	64,547,713	71,334,498

Adjustment from fair value to contract value for fully
benefit-responsive investments	1,506,759	372,868

Net assets available for benefits	$ 66,054,472	$ 71,707,366

The accompanying notes are an integral part of the financial statements.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007

Additions
Employee contributions	$ 4,733,958	$ 4,045,568
Employer contributions	2,481,925	1,859,744
Interest and dividend income	2,614,743	4,281,873
Transfer from merged plan (Note F)	-	5,046,146
Total additions	9,830,626	15,233,331

Deductions
Net depreciation in the fair value of investments	10,031,104	2,697,894
Benefit payments	5,358,476	5,780,078
Administrative fees	93,940	89,683
Total deductions	15,483,520	8,567,655

Net (decrease) increase in net assets available for benefits	(5,652,894)	6,665,676

Net assets available for benefits
Beginning of Year	71,707,366	65,041,690

End of Year	$ 66,054,472	$ 71,707,366

The accompanying notes are an integral part of the financial statements.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2008 and 2007

A.	Description of the Plan

The following description of the Community Bank System, Inc. 401(k) Employee Stock Ownership Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering substantially all employees of Community Bank System, Inc. (the “Company”) who are age 18 or older.  Employees are eligible to participate in the plan after 90 days of service.  Employees must have one year of service to be eligible for the Company’s discretionary profit sharing contribution.  The Plan also qualifies as an employee stock ownership plan under the meaning of Section 4975(e)(7) of the Internal Revenue Code.  The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA).

Plan Amendments
In 2007, the Plan was amended to comply with final regulations issued under Sections 401(k) and 401(m) of the Internal Revenue Code.  Effective January 1, 2008, the Plan was amended to allow Roth Elective Contributions, to provide automatic enrollment into the Plan for employees once they satisfy eligibility requirements, and the creation of automatic deferral payments which increase by 1% annually from 3% to a maximum of 6% absent employee direction to the contrary.  Effective January 1, 2008 the plan was further amended to increase the maximum Company match to 3.5% as described below.

Contributions
Participants may make voluntary contributions of up to 90% of their total compensation on a pre-tax or after-tax basis up to a maximum contribution of $15,500 for 2008.  Voluntary cash contributions of up to 6% of total eligible compensation are matched 100% by the Company for the first 1% contributed and 50% for the next 5% contributed.  Prior to January 1, 2008 the Company matched 50% of the first 6% contributed.  The Company match amounted to $1,592,295 and $1,079,510 in 2008 and 2007, respectively.  The amount of the Company’s annual discretionary profit sharing contribution is determined by the Board of Directors, within certain maximum limitations.  These discretionary profit sharing contributions to the Plan are allocated to individual participant accounts.  Such discretionary profit sharing contributions were $889,630 and $769,474 in 2008 and 2007, respectively.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of the Company's contribution as well as Plan earnings and charged with an allocation of administrative expenses.  Allocation of Plan earnings and administrative expenses are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.  Forfeited accounts are allocated annually to eligible participant accounts based on the ratio of each eligible participant's compensation to total eligible participant compensation.  Forfeited accounts allocated to eligible participants amounted to $5,712 and $18,312 for 2008 and 2007, respectively.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2008 and 2007

Vesting
Participants are immediately vested in their contributions and the Company's discretionary profit sharing contributions.  Vesting in the Company's matching contribution portion plus actual earnings thereon is based on years of continuous service.  A participant is 100 percent vested after three years of service.

Participant Loans
Participants may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  Loans are collateralized by the balance in the participant's account.  Interest accrues at the prime rate in effect at the inception of the loan plus 1% for residential loans and plus 2.9% for Reserve Plus loans.

Payment of Benefits
Normal retirement date for participants under the Plan is the later of age 65 or the completion of 5 years of service.  Upon termination of service due to death, disability or retirement, the participant will receive either a lump sum amount or installment payments equal to the value of the participant's vested interest in his or her account.  If some or all of a participant’s account balance is allocated to the employee stock option feature of the Plan, that portion of the Plan benefit may be paid in the form of Company stock.  Upon termination of employment, if the account balance is less than $5,000, the participant will receive a single lump sum amount equal to the value of his or her account, otherwise, the participant may elect to defer payment up to age 65.  Hardship withdrawals of up to 100% of employee contributions are available if Internal Revenue Service guidelines are met.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions set forth in ERISA.  In the event the Plan terminates, the net assets of the Plan are to be set aside for participating employees based upon balances then credited to individual accounts.  Participants shall be vested 100% in the assets so allocated to their accounts.

B.	Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments
Investments are stated at aggregate fair value, except for the SEI Stable Asset GIC Fund, which is stated at contract value.  Securities that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  Participant loan receivable balances are reported at cost, which approximates fair value.

The Plan presents in the Statement of Changes in Net Assets the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses as well as unrealized appreciation (depreciation) on those investments.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2008 and 2007

Purchases and sales of securities are recorded on the trade date.  Gains or losses on sales of securities are based on average cost.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The SEI Stable Asset GIC Fund is stated according to the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), which states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the accompanying Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The accompanying Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value.  For the years ended December 31, 2008 and 2007 the average yields utilized were 6.44% and 5.84% and the crediting interest rates to the fund were 3.27% and 4.44% respectively.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Certain administrative expenses are paid by the Company.  These amounted to approximately $584,000 and $349,000, including approximately $276,000 and $273,000 paid to Benefit Plans Administrative Services, Inc. (“BPA”), in 2008 and 2007, respectively.  (See Note E).

Inactive Accounts
Account balances of individuals who have withdrawn from participation in the Plan had an accumulated basis of approximately $10,856,943 and $11,689,367 at December 31, 2008 and 2007, respectively.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties
The plan provides for various investment options in mutual funds and Company stock.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2008 and 2007

C.	Investments

Investments are held within various common funds maintained by the Community Bank, N.A. Trust Department.  Participants, at their discretion, may allocate contributions and account balances between various investment options offered by the Plan.  A brief description of these investment options, as provided by the plan administrator, follows:

Community Bank System, Inc. Employee Stock Ownership Fund – these Funds invest in the common stock of the Plan sponsor, which is traded on the New York Stock Exchange under the symbol “CBU”.

SEI Stable Asset GIC Fund – a collective trust fund that holds primarily a diversified portfolio of stable value contracts issued by insurance companies and banks.  Investments in the SEI Stable Asset GIC Fund are not marketable securities and are reported at contract value.

American Funds Washington Mutual Investors Fund Class A – a mutual fund that invests in common stocks and securities convertible into such common stocks.

Federated Total Return Bond Fund – a mutual fund seeking to provide total return by investing primarily in a diversified portfolio of investment grade fixed income securities.

Managers Special Equity Fund – a mutual fund that invests in equity securities of small- and medium-sized U.S. companies.

American Funds EuroPacific Growth Fund Class A – a mutual fund that invests in stocks of issuers located in Europe and the Pacific Basin.

Dreyfus S&P 500 Index Fund – a mutual fund that invests in equities and seeks to match the performance of the S&P 500 Composite Stock Price Index.

Federated Mid-Cap Index Fund – a mutual fund primarily that invests in stocks of U.S. companies.

T. Rowe Price Blue Chip Growth Fund – a mutual fund primarily that invests in stocks of U.S. companies.

AITC Smart Conservative 2010 R1 – a mutual fund portfolio that attempts to achieve current income with long-term growth of principal by investing primarily in 47% stocks and 53% bonds and cash.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2008 and 2007

AITC Smart 2020 R1 – a mutual fund portfolio that attempts to achieve current income with long-term growth of principal be investing primarily in 63% stock and 37% bonds and cash.

AITC Smart Moderate 2030 R1 – a mutual fund portfolio that attempts to achieve long-term growth of principal and income by investing primarily in 70% stock and 30% bonds and cash.

AITC Smart 2040 R1 – a mutual fund portfolio that attempts to achieve long-term growth of principal and income by investing primarily in 80% stock and 20% bonds and cash.

AITC Smart Aggressive 2050 R1 – a mutual fund portfolio that attempts to achieve long-term growth of principal by investing primarily in 90% stock and 10% bonds and cash.

TD Waterhouse IDA Account – participants select the individual investment securities, including equity securities, mutual funds and bonds.

The fair value of individual investments which represent 5% or more of net assets available for benefits ($3,302,723 for 2008 and $3,585,368 for 2007) at either December 31, 2008 or 2007 are as follows:

	2008	2007
Community Bank System, Inc. common stock	$ 18,359,556	$ 15,992,529
SEI Stable Asset GIC Fund	15,518,312	14,458,238
American Funds Washington Mutual Investors Fund Class A	6,133,230	9,216,851
American Funds EuroPacific Growth Fund Class A	4,000,606	6,640,176
Manager Special Equity Fund	2,400,620	4,190,719
Federated Total Return Bond Fund	4,562,916	4,920,314
T. Rowe Price Blue Chip Growth Fund	3,234,965	5,036,759
Dreyfus S&P 500 Index Fund	2,552,229	3,624,196

The Plan’s investments (depreciated) appreciated in value as follows:

	2008	2007
Community Bank System, Inc. common stock	$ 4,129,028	$ (2,252,647)
Mutual funds	(14,160,132)	(445,247)
Total net depreciation in fair value of investments	$ (10,031,104)	$ (2,697,894)

D.	Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements (SFAS 157), which establishes a common definition for fair value to be applied to generally accepted accounting principles requiring the use of fair value, establishes a framework for measuring fair value and expands disclosure about such fair value instruments.  It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  It also classifies the inputs used to measure fair value into the following hierarchy:

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2008 and 2007

•	Level 1 –	Quoted prices in active markets for identical assets or liabilities.
•	Level 2 –	Quoted prices in active markets for similar assets or liabilities, or quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.
•	Level 3 –	Significant valuation assumptions not readily observable in a market.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  The following tables set forth the Company’s financial assets that were accounted for at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total Fair Value
Mutual Funds	`$25,164,399	$ -	$ -	$25,164,399
Collective investment funds	-	997,484	-	997,484
Common stock	18,359,556	-	-	18,359,556
Collective trust fund	-	15,518,312	-	15,518,312
Loan fund	-	-	2,327,898	2,327,898
Self-directed brokerage	574,529	-	-	574,529
Money market fund	722,577	-	-	722,577
Total	$44,821,061	$16,515,796	$2,327,898	$63,664,755

The valuation techniques used to measure fair value for the items in the table above are as follows:
Mutual funds and money market funds:  Valued at the net asset value of shares held by the plan at year-end.

Collective investment funds and collective trust funds:  The units held of collective investment and collective trust funds are valued periodically by the trustee of the respective fund.  The values are based on the current market values of the underlying assets of the fund, which have been determined to be Level 1 or Level 2.

Common stock and self directed brokerage: Valued at he closing price reported on the active market on which the individual securities are traded.

Loan fund:  Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2008 and 2007

The table below sets forth a summary of changes in the fair value of the plan’s level 3 assets for the year ended December 31, 2008.
Loan fund
Balance, beginning of year	$2,166,994
Realized gains/(losses)	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	-
Purchases, sales, issuances and settlements, net	160,904
Balance at end of year	$2,327,898

E.	Transactions with Parties-in-Interest

The assets of the Plan are administered by BPA, a subsidiary of Community Bank System, Inc.  The Company paid BPA approximately $276,000 and $273,000 for record keeping, trustee, and other services in 2008 and 2007, respectively.

The Plan held 752,749 and 804,858 shares of the Plan sponsor’s common stock at December 31, 2008 and 2007, respectively.  The cost of these shares at December 31, 2008 and 2007 is $14,935,905 and $15,378,211, respectively, and their fair value at December 31, 2008 and 2007 is $18,359,556 and $15,992,529, respectively.  Dividends received on the investment in Community Bank System, Inc. common stock amounted to $668,882 and $647,596 for the years ended December 31, 2008 and 2007, respectively.  The Plan sold 408,252 and 232,602 shares of Community Bank System, Inc. common stock during 2008 and 2007, respectively, and purchased 361,270 and 291,641 shares of Community Bank System, Inc. common stock during 2008 and 2007, respectively.

F.	Income Tax Status

The Plan obtained its most recent determination letter in July 2003, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with Section 401(a) of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

G.        Plan Mergers

On December 1, 2006 the Company acquired ONB Corporation, the parent company of Ontario National Bank and merged the Ontario National Bank 401(K) Savings Plan into the Plan.  Accordingly, total plan assets of $1,633,945 were transferred to the Plan for the year ended December 31, 2007.  On May 18, 2007, Benefit Plan Administrative Services, a wholly owned subsidiary of the Company acquired Hand Benefits & Trust, Inc. and merged the Hand Benefits & Trust, Inc Employees 401(k) Savings Plan into the Plan.  Accordingly, total plan assets of $2,908,136 were transferred to the Plan for the year ended December 31, 2007.  On June 1, 2007, the Company acquired TLNB Financial Corporation, the parent company of Tupper Lake National  Bank and merged the Tupper Lake National Bank 401(K) Plan into the Plan.  Accordingly, total plan assets of $504,065 were transferred to the Plan for the year ended December 31, 2007.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Schedule of Assets (Held at End of Year)
(Schedule H, Part IV, Item (i))
December 31, 2008

(a)	(b) Identify of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value

	Mutual Funds

	American Funds Washington Mutual Investors Fund Class A	Mutual fund – 286,466 shares	$6,133,230
	American Funds EuroPacific Growth Fund Class A	Mutual fund – 142,828 shares	4,000,606
	Managers Special Equity Fund	Mutual fund – 79,281 shares	2,400,620
	Federated Total Return Bond Fund	Mutual fund – 448,224 shares	4,562,916
	T. Rowe Price Blue Chip Growth Fund	Mutual fund – 140,590 shares	3,234,965
	Dreyfus S&P 500 Index Fund	Mutual fund – 101,158 shares	2,552,229
	Federated Mid-Cap Index Fund	Mutual fund – 174,968 shares	2,279,833
			25,164,399

	Collective Investment Funds
	AITC Smart Conservative 2010 R1	Collective investment fund – 15,273 shares	159,295
	AITC Smart 2020 R1	Collective investment fund – 27,096 shares	209,995
	AITC Smart Moderate 2030 R1	Collective investment fund – 22,684 shares	220,942
	AITC Smart 2040 R1	Collective investment fund – 44,839 shares	343,019
	AITC Smart Aggressive 2050 R1	Collective investment fund – 7,209 shares	64,233
			997,484

	Common stock of plan sponsor
*	Community Bank System, Inc.	Common stock – 752,749 shares	18,359,556

	Collective Trust Fund
**	SEI Stable Asset GIC Fund	Collective trust fund – 17,025,071 shares	17,025,071

	Loan Fund
	Participant loans	Loan, 5.0% – 10.5%	2,327,898

	Self Directed brokerage
	TD Waterhouse IDA Account	Self-directed brokerage	574,529

	Money Market Fund
	ReservePlus Money Market	Money market fund - 722,577 shares	722,577
	Total investments		$65,171,514

*	– Denotes party-in-interest
**	– Investment stated at Contract Value. The fair value of the investment was $15,518,312.